www.comtechtel.com
68 South Service Road ♦ Melville, New York 11747
Telephone (631) 962-7000 ♦ Fax (631) 962-7001

May 7, 2010

Kathleen Krebs, Esq., Special Counsel
Jessica Plowgian, Esq., Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Comtech Telecommunications Corp.
Form 10-K for the year ended July 31, 2009 (the “Form 10-K”)
Filed September 23, 2009
File No. 0-07928

Dear Ms. Krebs and Ms. Plowgian,

Pursuant to the telephone discussion on April 6, 2010 among representatives of, and advisors to, the Company and both of you regarding the Staff’s letter dated February 2, 2010 (the “Comment Letter”) offering comments on the above-referenced filing, and the Company’s response letter dated March 9, 2010 (the “March 9 Response Letter”), the Staff requested that we provide a brief summary of:

1)	The applicable rules and official guidance relating to the presentation of “non-equity incentive plan” disclosures;

2)
How the “Incentive Compensation Plan” we describe in our Compensation Discussion & Analysis (“CD&A”) and table disclosures with respect to fiscal 2009 for named executive officers (“NEOs”) meets the definition of “non-equity incentive plan;”

3)	How our CD&A and table disclosures with respect to fiscal 2009 conformed to the applicable rules and official guidance for “non-equity incentive plans;” and

4)	Enhancements to our disclosures relating to our Incentive Compensation Plan that we intend to implement for fiscal 2010.

We understand from our telephone conversation that the Staff has no further comments on the Company’s responses to the other comments offered in the Comment Letter.

(1)           Applicable Rules and Official Guidance Relating to “Non-Equity Incentive Plan” Disclosures

As the Staff knows, the definitions of “incentive plan” and “non-equity incentive plan” are found in Item 402(a)(6)(iii) of Regulation S-K:

The term incentive plan means any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant's stock price, or any other performance measure.  An equity incentive plan is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, as modified or supplemented (“FAS 123R”). A non-equity incentive plan is an incentive plan or portion of an incentive plan that is not an equity incentive plan. The term incentive plan award means an award provided under an incentive plan.

Earnings under a non-equity incentive plan are reported in the Summary Compensation Table, in the column captioned “Non-equity Incentive Plan Compensation.”  Under Item 402(c)(2)(vii) and its related instructions, earnings are reported for the fiscal year in which the relevant performance measure is satisfied.

In the “Grants of Plan-Based Awards Table,” under Item 402(d)(2)(iii), a company must show the “dollar value of the estimated future payout upon satisfaction of the conditions in question under non-equity incentive plan awards granted in the fiscal year, or the applicable range of estimated payouts denominated in dollars (threshold, target and maximum amount).”  Instruction 2 to Item 402(d)(2)(iii) explains that:

threshold refers to the minimum amount payable for a certain level of performance under the plan. . . ,  target refers to the amount payable if the specified performance target(s) are reached. . . [and] maximum refers to the maximum payout possible under the plan.  If the award provides only for a single estimated payout, that amount must be reported as the target . . . .  [R]egistrants must provide a representative amount based on the previous fiscal year's performance if the target amount is not determinable.

As acknowledged by the Securities and Exchange Commission (the “SEC”) after it adopted substantial revisions to Item 402 in 2006, the new distinction between a “bonus” and a “non-equity incentive plan” led to considerable uncertainty.  Although it was understood that a cash incentive based upon achievement of a pre-set performance goal was “non-equity incentive compensation” and that a purely discretionary bonus was “bonus,” it was also true that incentive plans commonly mixed these elements.  A substantial majority of incentive plans specify a performance goal but, at the same time, allow the compensation committee of the board of directors to exercise discretion to pay the incentive award at lower levels than the pre-set payout level corresponding to the actual level of performance achieved.  This “negative discretion” was permitted under Internal Revenue Code Section 162(m), which companies commonly seek to comply with in order that incentive compensation will remain fully tax deductible by the company.

The SEC Staff clarified this issue in 2007 by issuing Compliance and Disclosure Interpretation 119.02 on Regulation S-K.  This Interpretation concluded that a cash incentive plan that required performance as a necessary condition of any payment, but preserved negative discretion to reduce the incentive payout from the level originally specified in relation to the performance level actually achieved, should be treated as a non-equity incentive plan and not as a bonus arrangement, even when the final payout amount is determined through an exercise of negative discretion.

(2)           How Our Incentive Compensation Plan Meets the Definition of “Non-Equity Incentive Plan.”

As discussed during our telephone call, under the non-equity incentive program that is annually developed for each of our executive officers (which we refer to in our CD&A as the “Incentive Compensation Plan”) which is implemented under our 2000 Stock Incentive Plan, early in each fiscal year the Executive Compensation Committee (the “ECC”) establishes the terms of an annual incentive award opportunity.  In fiscal 2009, a performance goal was established based on a percentage of pre-tax profit, using Company-wide pre-tax profit for the CEO, CFO, and any other named executive officer ("NEO”) with Company-wide responsibilities, or pre-tax profits for the subsidiary or subsidiaries over which an NEO had specific responsibility.

There are several important points to understand regarding this pre-set percentage of pre-tax profits:

•
The percentage of pre-tax profit formula does not inherently have a threshold, target or maximum payout level corresponding to a particular level of performance.  It is constant and does not change.  In other words, every dollar of pre-tax profit would increase the potential award payout level to the executive by the pre-set percentage of one dollar.

•
For fiscal 2010, we have imposed maximum payout levels as a percentage of salary (the 2000 Stock Incentive Plan imposes a separate “per person” award limit, but, for fiscal 2010, the percent-of-salary limit will be lower in all cases). As indicated in our prior response, in fiscal 2009, the maximum payouts were subject to an annual limit of $4.0 million, plus the unused portion of the annual limit in previous years.

•
At the end of the fiscal year, assuming positive pre-tax profits, a preliminary dollar amount is calculated as the first step in the process of determining a named executive officer’s Incentive Compensation Plan payout.  This dollar amount is quite simply the product of actual pre-tax profits multiplied by the executive’s pre-set percentage; we will refer to this preliminary dollar amount as the “preliminary calculation.”

•
Although the ECC approves, early in the year, a percentage of pre-tax profits as the fundamental performance goal for each named executive officer, the preliminary calculation is obviously unknown until actual audited pre-tax profits are determined at year end.

The Incentive Compensation Plan permits the ECC to exercise negative discretion.  At the time the ECC establishes the pre-set percentage of pre-tax profits (early in the performance year), it also establishes additional performance goals for executive officers other than the CEO, strictly to be used as guidelines by the ECC in its potential exercise of negative discretion at the time the final award amount is determined.  For fiscal 2009, these goals generally were based on operating profit, free cash flow and personal goals (there were variations in how these goals applied to different executives, however); for NEOs with responsibility for subsidiaries, the ECC specified an additional performance goal related to new orders.  For convenience, we refer to these goals here as “sub-goals.” There is a potential target award set, as a percentage of the preliminary calculation, for a target level of achievement of the sub-goals.

Non-personal sub-goals (generally based on operating profit, free cash flow and, for subsidiary leaders, new orders) typically accounted for an aggregate 75% of the potential target.  For most of the affected NEOs, personal sub-goals accounted for an aggregate 25% of the potential target.   Typically, an executive had five personal sub-goals, so that achievement of any one of these would account for 5% (one-fifth of the 25%); non-achievement of a personal sub-goal would indicate that the executive officer is entitled to 0% for that sub-goal; thus, for example, achievement of three of the five personal sub-goals would equate to a potential payout of 15% of the possible 25% of the potential target.

Unlike the personal sub-goals, non-personal goals could be achieved at a level greater than target.  At the maximum achievement of the non-personal sub-goals and target achievement of the personal sub-goals, the indicated payout to the named executive would be equal to the preliminary calculation, although the actual payout would remain subject to the ECC’s negative discretion.

The sub-goals simply provide a guideline for the ECC’s exercise of negative discretion at year-end if the sub-goals are not fully achieved (at maximum for the non-personal sub-goals and target for the personal sub-goals).  By using the term “guideline,” we mean to emphasize that the ECC does not have to strictly apply the outcome of the sub-goals to lower the Incentive Compensation Plan payout from the preliminary calculation.  Assume, for example, that achievement of the sub-goals was at the 50% level for a given NEO,

•	the ECC could choose to lower the final award to that NEO from 100% of the preliminary calculation down to 50%, corresponding exactly to the level of achievement of the sub-goals; or

•
the ECC could choose to lower the final award from 100% of the preliminary calculation down to, say, 25% of the preliminary calculation, i.e., a percentage that is even lower than the level of sub-goal achievement; or

•
the  ECC could choose to lower the final award from 100% of the preliminary calculation down to, say, 75% of the preliminary calculation, i.e., a percentage that is higher than the level of sub-goal achievement; or

•	the ECC could choose to pay out 100% of the preliminary calculation, with no reduction at all.

Because the preliminary calculation represents the maximum Incentive Compensation Plan award payable, and only becomes payable if there are pre-tax profits, the Incentive Compensation Plan constitutes a “non-equity incentive plan.”  No amount may be paid out under the Incentive Compensation Plan award through an exercise of upward discretion.  The final Incentive Compensation Plan payout remains subject to the ECC’s negative discretion, but as concluded in Interpretation 119.02, negative discretion applied to an amount that has been earned through performance does not cause a plan to cease to be a “non-equity incentive plan.”

(3)           How our CD&A and table disclosures with respect to fiscal 2009 conformed to the applicable rules and official guidance for “non-equity incentive plans.”

Because our fiscal 2009 Incentive Compensation Plan was “a non-equity incentive plan,” our reporting of the payouts in the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table conformed to applicable SEC requirements. The fact that, in the case of our CFO, the ECC did not exercise negative discretion as strictly indicated by the level of performance of the applicable sub-goals does not alter the fact that the CFO’s Incentive Compensation Plan payout was earned only through attainment of a pre-specified level of pre-tax profits for fiscal 2009.

It would be inappropriate and misleading to reclassify a payout that is based on actual performance (i.e., pre-tax profits) as a purely discretionary “bonus” in the Summary Compensation Table just because the ECC has included some advance notice and structure in its process for exercising negative discretion. Such a conclusion would be flatly inconsistent with Interpretation 119.02, which states:

“[A]mounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, generally would still be reportable in the Non-equity Incentive Plan Compensation column. . . .”

Our disclosure of the Incentive Compensation Plan payout to our CFO for fiscal 2009 was entirely consistent with Interpretation 119.02.  The maximum amount of the CFO’s fiscal 2009 annual incentive, based on his percentage of pre-tax profits, was $444,073 (i.e., the preliminary calculation as described above).  Based on the level of achievement of the CFO’s sub-goals, which were, in the aggregate, less than the potential target, if the ECC had exercised its negative discretion solely on the basis of sub-goal achievement, it would have reduced the CFO’s 2009 Incentive Compensation Plan payout from the preliminary calculation of $444,073 down to $64,593.  However, as explained in our CD&A, the ECC took into account other events and accomplishments during the course of the year that were not identified as sub-goals at the time the fiscal 2009 Incentive Compensation Plan award opportunity was established (early in the fiscal year) and, therefore, the ECC used its negative discretion to reduce the CFO’s Incentive Compensation Plan payout from the preliminary calculation ($444,073) to $270,000.

We agree that, if the ECC were to have awarded the CFO an amount in excess of the preliminary calculation ($444,073), this excess amount would have to be reported in the bonus column of the Summary Compensation Table.  Such an excess payment is not permitted under our Incentive Compensation Plan, although the ECC (like most company compensation committees) has the authority to pay discretionary bonuses apart from the Incentive Compensation Plan.  Because the Incentive Compensation Plan meets the definition of a “non-equity incentive plan” and Interpretation 119.02 acknowledges that negative discretion is a common feature of non-equity incentive plans that does not cause them to become discretionary “bonus” plans, our disclosure of the payout of $270,000 to the CFO for fiscal 2009 as “non-equity incentive plan compensation” in our Summary Compensation Table was appropriate and conforms to applicable SEC requirements.

Our disclosure of the authorized Incentive Compensation Plan awards in the Grants of Plan-Based Awards Table also complied with the applicable rules and official guidance.  In our telephone discussion, we understood you to concur with our view that disclosure of “Estimated Future Payments Under Non-Equity Incentive Plans” seeks information about the potential for payments under a non-equity incentive plan award at the time the award opportunity is initiated, early in the performance period.  In other words, it shows what the ECC was contemplating when it authorized Incentive Compensation Plan awards early in the fiscal year.  Because the preliminary calculation for the fiscal year is not determinable until year end, appropriate disclosure in the table consisted of the following:

•
In the target column, we showed the amounts that would have been payable for fiscal 2009 based on each NEO’s pre-set percentage of pre-tax profits for fiscal 2009, but assuming the applicable pre-tax profits were the same as achieved in fiscal 2008 (in effect, a “pro forma” amount).  This complied with the Instruction to Item 402(d)(2)(iii) which states: “[R]egistrants must provide a representative amount based on the previous fiscal year's performance if the target amount is not determinable.”

•	In the threshold column, we indicated “N/A,” because there was no “minimum amount payable for a certain level of performance under the plan” and, therefore, no disclosable threshold amount.

•
In the maximum column, we indicated “N/A,” because the award itself did not include a maximum; however, in a footnote, we disclosed that the 2000 Stock Incentive Plan imposes a per-person limitation formula that by its terms applied to each NEO.

The foregoing presentation was based on our view that the threshold, target and maximum payout levels specified for the sub-goals, as guidelines for the exercise of negative discretion, lack sufficient substance within the context of our Incentive Compensation Plan program to be reflected in this table.  Thus, the “threshold” level indicated by the sub-goals does not, in fact, set a “minimum amount payable for a certain level of performance.”  As stated above, the preliminary calculation could be zero if the Company or business unit fails to achieve pre-tax profits (or, stated another way, would be a small percentage of the first dollar of pre-tax profits achieved).  In particular, if the threshold level specified in the sub-goals were to be reflected in the Grants of Plan Based Awards Table (as a percentage of the pro forma preliminary calculation based on the prior year’s pre-tax profits performance), we could have the incongruous (and what we believe to be confusing) result that the actual payout amount reflected in the Summary Compensation Table for the same award was later shown to be lower than that threshold amount.

This same point also applies to the maximum column.  As stated in our March 9, 2010 letter, for fiscal 2010 the maximum column will reflect newly instituted maximum award levels for each NEO calculated as a percentage of salary.  Those maximum award levels are readily determinable and, therefore, there is no need to resort to a pro forma calculation based on pre-tax profit from the prior fiscal year.  Our intended disclosure of this percent-of-salary maximum (as a dollar amount) invariably would be higher than the maximum payout calculated based on the pro forma pre-tax profit level from the previous year (which is the amount we would be showing in the target column).  Moreover, by showing the maximum as the percent-of-salary limit for the year, the amount actually earned for the year as shown in the “Non-equity Incentive Plan” column of the Summary Compensation Table would never exceed the potential maximum shown in the Grants of Plan-Based Awards Table.  If, on the other hand, the maximum column amount reflected a pro forma preliminary calculation based on the prior fiscal year’s results, the Summary Compensation Table amount earned for that award could, in fact, be higher than the maximum shown in the Grants of Plan-Based Awards Table, which we believe would be a confusing disclosure for readers.

(4)           Enhancements to Disclosure of the Non-equity Incentive Plan in Future Filings

Although we believe our current proxy disclosures for fiscal 2009 were appropriate and readily understandable, we appreciate the Staff’s comments and will endeavor to  enhance and simplify our disclosures. As stated in our March 9, 2010 Response Letter and in our April 6, 2010 telephone call, we intend to enhance our disclosures in our future filings of the CD&A as follows:

•
We will explain more clearly how the sub-goals operate as guidelines for the exercise of negative discretion.  We will disclose how the threshold, target and maximum levels of performance of the sub-goals potentially affect the Incentive Compensation Plan payout, including the potential effect of less-than maximum performance (or less-than-target in the case of personal goals), as guidelines for the ECC’s exercise of negative discretion.

•
We will also explain how the ECC in fact took actual sub-goal performance into account in its exercise of negative discretion (or the non-exercise of negative discretion, if the ECC elects not to reduce an NEO’s payout from the preliminary calculation).

•
With respect to the sub-goals based on Company-wide performance metrics, we intend to disclose in the CD&A the threshold, target and maximum performance levels established as sub-goals and the level of actual achievement, provided those goals consist of financial-statement line items or other publicly disclosed figures.  For Company-wide performance metrics that do not consist of financial-statement line items or other publicly disclosed amounts, we will disclose those goals and the level of actual achievement if we are able to conclude that disclosure of such Company-wide performance goals is not likely to result in competitive harm to the Company.  Regarding the Company-wide performance goals currently in use, we would provide such disclosure for the operating profit, new orders and free cash flow goals for the completed fiscal year.

•
Regarding personal sub-goals, where typically five specific annual goals are set which together provide a guideline for the exercise of negative discretion with respect to less than 25% of the preliminary calculation (50% in the case of Mr. Kapelus in fiscal 2009), we believe our current level of disclosure in the CD&A presents the material information, indicating the nature of the performance goal and whether or not the individual achieved it in the prior fiscal year, but without excessive detail or quantification.  Thus, using Mr. Kapelus as an example, the following disclosure appeared on page 22 of the proxy statement regarding his personal goals in fiscal 2009:

Mr. Kapelus achieved personal goals relating to greater investment community awareness of Comtech, completion of a financing transaction, and preparation of strategic plans with respect to certain product lines. Mr. Kapelus did not achieve two personal goals relating to acquisitions.

•
Our disclosure in the Grants of Plan-Based Awards Table for fiscal 2010 will be consistent with the 2009 presentation, as discussed above, except that the maximum column will reflect the maximum fiscal 2010 payout (as a dollar amount) based on the percent-of-salary limit implemented for fiscal 2010.

We believe the foregoing discussion and analysis addresses the Staff’s remaining questions and comments on the Form 10-K and, accordingly, would appreciate receiving written confirmation that the Staff has completed its review.

* * *

The Company understands and acknowledges in response to your comments:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or comments on the enclosed, please contact the undersigned.

Sincerely,

/s/ Michael D. Porcelain
Michael D. Porcelain
Senior Vice President, Chief Financial Officer

Cc:	Robert Cantone, Partner, Proskauer Rose LLP
Richard Catalano, Partner, KPMG LLP
Ira Kaplan, Chairman of the Executive Compensation Committee of Comtech Telecommunications Corp.